APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Fazzio's Pasta Company LLC
Balance Sheet - unaudited
For the period ended 10-31-21

		Current Period 10-31-21
ASSETS		
Current Assets:		
Cash	$	8,000.00
Petty Cash		-
Accounts Receivables		-
Inventory		-
Total Current Assets		8,000.00
Fixed Assets:		
Land		-
Buildings		-
Equipment		6,000.00
Computer Equipment		-
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		6,000.00
Other Assets:		
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	**$**	**14,000.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		14,000.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-

Net Income (Loss)	-		
Total Equity	14,000.00		
TOTAL LIABILITIES & EQUITY	**$ 14,000.00**		
Balance Sheet Check	-		

I, Matthew Fazzio, certify that:

1. The financial statements of Fazzio's Pasta Company LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Fazzio's Pasta Company LLC has not been included in this Form as Fazzio's Pasta Company LLC was formed on 04/01/2021 and has not filed a tax return to date.

Signature *Matthew Fazzio*

Name: Matthew Fazzio

Title: Owner